FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Grandview Gold Inc (the “Issuer”) 330, Bay Street, Suite 820 Toronto M5H 2S8 Ontario

Item 2.	Date of Material Change

May 12, 2008

Item 3.	News Release

The Issuer issued a press release on May 12, 2008. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

The Issuer report Mr. Ken Hight, respected capital markets executive, has joined the Grandview Board of Directors.

Item 5.	Full Description of Material Change

The Issuer report Mr. Ken Hight, respected capital markets executive, has joined the Grandview Board of Directors.

The appointment of Mr. Hight to the Grandview Board of Directors is a key component of Company CEO & President Paul Sarjeant’s plan to increase Grandview’s profile at the highest levels possible and expand its circle of influence and exposure.

Mr. Hight is a well known venture capital market executive. He is intimately familiar with the needs of junior resource companies. During, but not limited to seven years spent with TD Securities where he served as Deputy Chair, responsible for Global Institutional Equities and as a member of the Executive Committee, Mr. Hight maintained a focus on and interest in the mining sector.

“Very recently we announced the appointment of Mr. Harold Wolkin, CFA, MAEcon to our board, and that appointment represented the first step in our plan to open the next level of doors for the company. We are very pleased that Mr. Hight has joined Mr. Wolkin on our board and appreciate the confidence he has in the intrinsic value of Grandview. I trust that our shareholders and the markets in general will share in that confidence,” says Sarjeant.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
President and CEO
416-486-3444
www.grandviewgold.com

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, Canada this 11th day of November, 2008.

Grandview Gold Inc.

“Paul Sarjeant"

Paul Sarjeant
President and CEO of the Issuer